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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 17356

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/19___ AND ENDING___12/31/19___
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 Broadhollow Road, Suite PH 02

                            (No. and Street)

Melville   New York   11747-4905

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    David J. Schoenwald   631 423-7373   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   NawrockiSmith LLP

               (Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E   Melville   New York   11747

    (Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____David J. Schoenwald_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Accrued Equities, Inc._____ , as of _____12/31_____ , 20 19 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

KEVIN BANG
Notary Public, State of New York
Reg. No. 01BA5000986
Qualified in Suffolk County
Commission Expires August 24, 20 22

_____
Notary Public

_____
Signature

President _____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X   Report of Independent Registered Public Accounting Firm.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X   Broker Dealer Exemption Report.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Accrued Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Accrued Equities, Inc.'s management. Our responsibility is to express an opinion on Accrued Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Accrued Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Accrued Equities, Inc.'s financial statements. The supplementary information is the responsibility of Accrued Equities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Accrued Equities, Inc.'s auditor since 2010.

Melville, New York
February 26, 2020

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$ 612,035
Securities owned:	
Marketable, at market value	197,386
Fixed assets:	
Furniture and fixtures, net of accumulated depreciation of $10,597	1,773
Equipment, net of accumulated depreciation of $24,807	24,909
Accounts receivable	112,456
Prepaid taxes	5,041
Rent security	2,484
Total assets	$ 956,084

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 12,248
Payroll taxes payable	210
Taxes payable (deferred taxes of $42,550)	47,457
Total liabilities	59,915
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued,	
200 shares outstanding	40,696
Retained earnings	855,473
Total stockholders' equity	896,169
Total liabilities and stockholders' equity	$ 956,084

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
For the Year Ended December 31, 2019

Revenues:		
Commissions		$ 18,020
Underwriting		19,936
12b-1 Fees		8,500
Dividends		6,258
Interest		887
Unrealized gain on securities		32,690
Sale of portfolio securities		39
Investment advisory fees		1,156,316
Other income		216
Total revenues		1,242,862
Expenses:		
Regulatory fees and expenses		14,625
Other expenses:		
Administration/management fees	$ 60,000	
Compensation and benefits - officers	671,974	
Compensation and benefits - employees	189,082	
Advertising, promotion & marketing	16,450	
Rent	40,747	
Postage, dues, supplies and subscriptions	19,857	
Technology and communications	11,862	
Printing	1,219	
Miscellaneous and bank charges	1,579	
Automobile	1,422	
Seminars, conferences, licenses & CPE	283	
Underwriting	25,000	
Distribution service fee	32,800	
Accounting and auditing	80,215	
Depreciation/amortization	3,989	
Insurance and bond	17,238	
Total other expenses		1,173,717
Total expenses		1,188,342
Income before income taxes		54,520
Provision for income taxes		
(Includes deferred income taxes of $10,050)		14,979
Net Income		$ 39,541

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

| | Capital Stock Common | | Retained | Total Stockholders' |
	Shares	Amount	Earnings	Equity
Balances at January 1, 2019	200	$ 40,696	$ 815,932	$ 856,628
Net income	-	-	39,541	39,541
Balances at December 31, 2019	200	$ 40,696	$ 855,473	$ 896,169

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Subordinated borrowings at January 1, 2019	$0
Increases:	0
Decreases:	0
Subordinated borrowings at December 31, 2019	$0

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows From Operating Activities

Net Income	$39,541
Adjustments to reconcile net cash provided by operating activities	
Depreciation and amortization	3,989
(Increase) decrease in operating assets:	
Accounts receivable	(18,161)
Securities segregated under federal and other regulations	(32,511)
Prepaid insurance	4,909
Prepaid taxes	1,783
Increase (decrease) in operating liabilities:	
Payables to non-customers	(167)
Taxes and deferred taxes payable	11,898
Total adjustments	(28,260)
Net cash provided by operating activities	11,281

Cash Flows From Investing Activities

Purchase of fixed assets	(10,000)
Net cash used by investing activities	(10,000)
Increase in cash	1,281
Cash at beginning of year	610,754
Cash at end of year	$612,035

Supplemental cash flow disclosure:

Income tax payments	$5,041

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business:**

   Accrued Equities, Inc. (The Company) is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

   The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value. The U.S. dollar ($) is the functional currency of the Company.

2. **Significant Accounting Policies:**

   Investment Advisory Income:

   Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

   Distribution and Underwriters Income:

   The Company receives commission income from a mutual fund for sub-distribution services to the Fund. Fees are received semi-monthly. Co-underwriting and 12b-1 fees are earned via offset for certain expenses of the advisor.

   Income Taxes:

   The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities in accordance with FASB Accounting Standards Codification ("ASC") 740, Income Taxes.

   Depreciation:

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset. The policy of the Company is to capitalize fixed asset acquisitions of $5,000 or greater. An extended warranty on a fixed asset is included in fixed assets and is amortized straight line over the life of the warranty.

   Statement of Cash Flows:

   For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

   Use of Estimates:

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Equity securities -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2019 in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 197,386
Level 2	-
Level 3	-
	$ 197,386

As of December 31, 2019, the Company did not possess any Level 2 or 3 type of assets.

There were no transfers between any levels during the year 2019.

Recent Accounting Pronouncement:

The Company is subject to a new Accounting Standard Update Number 606. "Revenue Recognition Standard" which is effective for the 2019 fiscal year. Management has determined that there are no items of income that are subject to the Standard at this time.

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard was effective for us on January 1, 2019, with early adoption permitted. Management has determined that there is no impact on the financial statements.

3. **Equity:**

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. **Related Party Transactions:**

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The total payments for 2019 were $60,000. The balance due to the law firm at December 31, 2019 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, share facilities with the law office. Disbursements for a shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Trustees of New Alternatives Fund.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a sub-distributor for a mutual fund, New Alternatives Fund. The President and Director of Accrued Equities, Inc. is an officer of the Fund.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitments:

The Company is contractually obligated for an operating lease for office space.

Rent expense for the year ended December 31, 2019 was $40,747.

The Company entered into a lease extension for office space effective July 2019. The lease term is for one year.

The minimum lease commitments are as follows:

Rent

2020 $ 19,424

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $832,354, which was $827,354 in excess of its required net capital of $5,000. The end of the year capital ratio was 1 to 47.93 at December 31, 2019.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$ 3,000	$ 5,450	$ 8,450
State and Local	1,929	4,600	6,529
Total	$ 4,929	$ 10,050	$14,979

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the Company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

10. **Concentration of Credit Risk:**

The Company maintains its cash in deposit accounts with a bank and Broker Dealer which at times could exceed federally insured limits. At December 31, 2019 the Company had $0 in balances in excess of insured limits. The Company has not experienced any losses in any such accounts.

The Company has one client, a mutual fund. A failure to pay or failure of the Fund could have a severe impact on the Company.

11. **Subsequent Events:**

The Company has evaluated subsequent events through February 26, 2020, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 26, 2020, that would require adjustment or disclosure in the financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2019

Total capital			$ 896,169
			896,169
Deductions and/or charges:			
Nonallowable assets:			
Fixed assets, net	$	26,682	
Prepaid taxes		5,041	
Other assets		2,484	34,207
Other deductions and/or charges			
Net capital before haircuts on securities positions			
(tentative net capital)			861,962
Haircut on securities			
Stocks		29,608	
Undue concentration		-	29,608
Net capital			$ 832,354
Aggregate indebtedness			
Items included in Statement of Financial Condition:			
Other accounts payable and accrued expenses			$ 17,365
Total aggregate indebtedness			$ 17,365
Computation of basic net capital requirement			
Minimum net capital required:			
Company			$ 1,158
Total			$ 1,158
Minimum dollar net capital requirement			$ 5,000
Excess net capital			$ 827,354
Ratio: Aggregate indebtedness to net capital			1:47.93

There was no difference between net capital computation computed by the Company and the audited report.

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2019

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.



Nawrocki Smith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Accrued Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accrued Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 26, 2020

Nawrocki Smith LLP

150 BROADHOLLOW ROAD, SUITE PH 02
MELVILLE, NEW YORK 11747

631 423-7373

February 26, 2020

Accrued Equities, Inc. Exemption Report

ACCRUED EQUITIES, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2019, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17C.F.R §240.15c3-3(k): (2) (ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

[signature]

Accrued Equities, Inc.

I, David J. Schoenwald, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

President



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Stockholder of
Accrued Equities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, which are enumerated below and were agreed to by Accrued Equities, Inc. and SIPC, solely to assist you and the SIPC in evaluating Accrued Equities, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Accrued Equities, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Accrued Equities, Inc. for the year ended December 31, 2019 to the total revenues in Accrued Equities, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Accrued Equities, Inc. for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Accrued Equities, Inc. for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Accrued Equities, Inc.'s claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 26, 2020

Nawrocki Smith LLP

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

8-

8-17356 FINRA DEC 11/26/1972
ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY 11747

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☑ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _____ *Secretary* 12/30/19
Authorized Signature/Title   Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2020

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending __12/31/2020__ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☑ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.